5- 81120





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

KOKUSAI SEKIYU KAIHATSU KABUSHIKI KAISHA
TEIKOKU SEKIYU KABUSHIKI KAISHA

(Names of Subject Companies)

INPEX CORPORATION
TEIKOKU OIL CO., LTD.

(Translation of Subject Companies' Names into English (if applicable))

5-81121

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

INPEX CORPORATION
TEIKOKU OIL CO., LTD.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

INPEX CORPORATION, Attn.: Seiya Ito, Director and General Manager,
4-1-18, Ebisu, Shibuya-ku, Tokyo 150-0013, Japan
(phone number: 81-3-5448-1201)

TEIKOKU OIL CO., LTD., Attn.: Shuhei Miyamoto, Board Councilor and General Manager,
1-31-10, Hatagaya, Shibuya-ku, Tokyo 151-8565, Japan
(phone number: 81-3-3466-1237)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

EXHIBIT INDEX ON PAGE 2

TOKYO:30589.8

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated November 5, 2005, of INPEX CORPORATION and TEIKOKU OIL CO., LTD. announcing the establishment of a joint holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

INPEX CORPORATION and TEIKOKU OIL CO., LTD. are filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INPEX CORPORATION



By: ______________________

Name: Naoki Kuroda
Title: President

Date: November 7, 2005

PART V — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEIKOKU OIL CO., LTD.

By: 

Name: Masatoshi Sugioka
Title: President

Date: November 7, 2005

November 5, 2005

Name of the Company:	INPEX CORPORATION
Name of the Representative:	Naoki Kuroda, President
Code No.:	1604, The First Section of the Tokyo Stock Exchange
Contact:	Seiya Ito, PR Unit General Manager
Phone number:	03-5448-1205

Name of the Company:	Teikoku Oil Co., Ltd.
Name of the Representative:	Masatoshi Sugioka, President
Code No.:	1601, The First Section of the Tokyo Stock Exchange/Osaka Stock Exchange
Contact:	Shuhei Miyamoto, Senior General Manager, Corporate Management Department
Phone number:	03-3466-1233

INPEX CORPORATION and Teikoku Oil Co., Ltd. to Sign a Stock Transfer Agreement on Establishment of a Joint-Holding Company

INPEX CORPORATION (President Naoki Kuroda, hereinafter "INPEX") and Teikoku Oil Co., Ltd. (President Masatoshi Sugioka, hereinafter "Teikoku") have reached a final agreement on the integration of the two companies, and resolved at the meetings of respective Boards of Directors held today to sign a "Stock Transfer Agreement". The two companies will establish a joint-holding company, "Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha" as of April 3, 2006, by transferring their respective stock to such holding company, subject to approval at extraordinary shareholders' meetings scheduled for January 31, 2006.

1. Background and purpose of integration

While the demand of oil and natural gas is growing rapidly due to economic growth led by the United States and China, historical restraint of development investment under the low oil price environment and the unstable situation in the Middle East have resulted in a continuous rise in oil and gas prices.

Competition for acquiring resources has become more intense than ever, as countries such as China and India are striving to secure upstream assets in the Middle East, Africa, Latin America and the Caspian Sea area, and major oil development companies are strengthening competitiveness through mergers and acquisitions. As both companies target enhanced corporate value through acquisitions of overseas upstream assets, the immediate establishment of an operational foundation with global competitiveness is crucial in order to ensure sustainable growth in such a competitive environment.

Based on this recognition, INPEX and Teikoku have decided to integrate the two companies in order to establish a firm position in the global market, by establishing a diversified asset portfolio, reinforcing a solid financial base, concentrating technological capabilities for resource development, and acquiring interests in promising projects.

2. Expected effects of the integration

(1) Well-balanced asset portfolio

— As there is no overlap between INPEX (operating mainly in Asia/Oceania, Middle East, and Caspian Sea) and Teikoku (with a domestic gas development base, operating overseas mainly in Central/South America and Africa), the upstream assets of each are highly complementary, and will bring expansion in operating areas and diversify country risk. In addition, the integration will lead to reduction in business risk by a diversified combination of projects with differing risk profiles, such as exploration, development, and service operations.

— Domestic assets such as producing gas fields and undeveloped licensed areas as well as the gas pipeline network are free from country risk and foreign exchange risk, establishing a stronger, regionally balanced portfolio and contributing to long-term stability to business operations.

— In addition to domestic and overseas upstream operations, we intend to lay the path for establishing an LNG supply chain by combining the 1,300 km domestic gas pipeline network and vertical operational development of refining, power generation, etc. with overseas gas assets.

(2) Strengthened presence as a global independent company

— We will be able to stabilize the operational foundation through the combination of domestic operations, which are free from country risk and foreign exchange risk, and the highly profitable overseas operations with high growth potential.

— The combined total oil and gas reserves of the two companies will be, proved reserves[1] of 1,805 million BOE (equivalent in oil, as of the end of March 2005), and probable reserves of 2,152 million BOE (as of the end of March 2005). Net production will be 372 thousand BOE per day.

1: Proved reserves are based on the standard of the Securities and Exchange Commission (SEC) and probable reserves are based on the standard of the Society of Petroleum Engineers (SPE) and World Petroleum Congress (WPC). However, Teikoku's reserves include the proved and probable reserves of a project that is currently in the government approval process of the interests transfer.

— We will achieve a strengthened operational foundation based on existing projects and expanded overseas assets through increasing opportunities to access new projects leveraging the government resource diplomacy.

(3) Enhanced capability as an operator

— By consolidation of advanced, practical technical capabilities with ample experiences in managing domestic/overseas operator projects and by evaluating and acquiring promising overseas assets, we will greatly expand technical capabilities as an upstream company. As a result of integration, the new company will have 700 technical staffs. In addition, we will have an advantage of effectively utilizing such operator capabilities and know-how as well as the technical research center to support operating activities.

— By gathering human resources who have developed good business relationships with the major overseas oil companies and national oil companies in oil producing countries, and have gained experiences and negotiation capabilities through acquisition of promising assets and co-operation with overseas partners, we believe we will not only expand the opportunities of acquiring promising assets in the future, but also will be able to improve our capacity for operating projects.

— The expanded operator capabilities will be a stronger drive force to implement large projects such as Iran (Azadegan), Australia (Ichthys), and Indonesia (Abadi).

(4) Establishment of an efficient and flexible management system

— We believe that we will be able to make speedy and efficient realization of integration effects due to the combination of healthy financial positions, efficiency-oriented management policies, and corporate cultures of simplicity and fortitude that already exist commonly in the both companies. In addition, the companies plan to transit to an operational holding company through a merger of the joint-holding company, INPEX and Teikoku at the timing of the general shareholders' meeting of the second fiscal year of the joint-holding company after the stock transfer, which will further secure an efficient and proactive management structure.

3. Summary of the integration

(1) Stock transfer timetable

November 5, 2005	Respective Meeting of Board of Directors to approve the signing of the Stock Transfer Agreement
January 31, 2006 (expected)	Respective extraordinary shareholders' meeting to approve the stock transfer
March 28, 2006 (expected)	Delisting of INPEX and Teikoku shares
April 3, 2006 (expected)	Date of stock transfer/ joint-holding company establishment and listing of the joint-holding company
June, 2008 (expected)	Transition to an operational holding company by combining the joint-holding company, INPEX and Teikoku

Should unavoidable circumstances requiring a change in schedule arise, this timetable will be subject to change following consultation between the two companies.

The delivery date of the shares of the joint-holding company is scheduled for May 26, 2006. However, should unavoidable circumstances requiring a change in schedule arises as above, the delivery date will be subject to change following consultation between the two companies.

(2) Stock transfer ratio

	INPEX	Teikoku
Stock transfer ratio	1	0.00144

Note: INPEX employs the odd lot share method, and Teikoku employs the stock unit method at 1,000 shares per unit.

1) Share allocation to shareholders

Based on the above stock transfer ratio, 1 share of the joint-holding company's common shares will be allotted in exchange for 1 share of INPEX's common share, and 0.00144 share of the joint-holding company's common share will be allotted in exchange for 1 share of Teikoku's common share. In addition, 1 share of the joint-holding company's "special class share" will be allocated for 1 share of INPEX's special class share. The joint-holding company's special class share shall have equal rights with the special class share of INPEX provided for in its articles of incorporation.

2) Type and number of shares to be issued by the joint-holding company

With the stock transfer, the joint-holding company will issue 2,360,659.95 common shares and 1 special class share. However, if INPEX and Teikoku retire their own shares prior to the date of stock transfer, the number of common shares to be issued will be reduced by the number of the shares to be allotted in exchange for the shares retired by both INPEX and Teikoku. In addition, the joint-holding company will employ the odd lot share method.

3) Retirement of the treasury stocks

Both INPEX and Teikoku will retire all of their then existing treasury stock at an appropriate day pursuant to the Japanese Commercial Code prior to the date of stock transfer.

4) Calculation of the stock transfer ratio

INPEX retained J.P.Morgan Securities Asia Pte. Limited, and Teikoku retained Goldman Sachs (Japan) Ltd. as their financial advisors in relation to this transaction. The financial advisors analyzed the share price movements of the both companies, discounted cash flow (DCF) / net asset value (NAV) analysis and contribution analysis etc. in considering the stock transfer ratio. The stock transfer ratio was determined through discussion and negotiation by both companies taking into consideration the analysis and advice of their financial advisors and other various factors. In addition, 1 share of the joint-holding company's special class share having an equal right with the special class share of INPEX provided in its articles of incorporation was determined to be allotted for 1 share of INPEX's special class share, through discussion and negotiation by both companies.

(3) Stock transfer payments

Shareholders and registered pledges listed or recorded in the final shareholders' register of Teikoku on the day before the stock transfer date will receive a stock transfer payment of ¥3 for each common share in Teikoku within three months of the stock transfer date, in place of a dividend.

However, the amounts of stock transfer payments may be changed upon consultation between INPEX and Teikoku in light of the circumstances, including the condition of assets and liabilities of Teikoku, changes in general economic conditions and others.

(4) Dividend limits until the stock transfer date

1) INPEX will be able to pay dividends on profits up to ¥5,500 per common share and per special class share, or to a total of ¥10,559,081,000 to shareholders and registered pledgees listed or recorded in the final shareholders' register on March 31, 2006

2) Teikoku will be able to pay dividends on profits up to ¥4.50 per common share, or to a total of ¥1,372,504,000 to shareholders and registered pledgees listed or recorded in the final shareholders' register on December 31, 2005

(5) Application for the listing of the new company

INPEX and Teikoku plan to file applications to list the shares of the newly established joint-holding company on the first section of the Tokyo Stock Exchange.

4. Profile of the joint-holding company

(1) Company name
Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha
(English name: INPEX Holdings Inc.)

(2) Business description
Kokusai Sekiyu Kaihatsu Teiseki Holdings Kabushiki Kaisha will be engaged in the management of the new corporate group and its subsidiaries.

(3) Company headquarters
4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan (current INPEX headquarters)

(4) Board of Directors and Auditors(expected)

Representative Director and Chairman	Kunihiko Matsuo
Representative Director	Akira Isono
Representative Director	Masatoshi Sugioka
Representative Director and President	Naoki Kuroda

The other Directors and Auditors are expected to be decided prior to assembly of the extraordinary shareholders' meeting of both companies.

(5) Capital
¥30 billion

(6) Number of shares to be issued
2,360,659.95 common shares and 1 special class share. However, if both companies retire their own shares prior to the date of the stock transfer, the number of common shares to be issued will be reduced by the number of shares to be allotted in exchange for the shares by both companies.

(7) Fiscal year end
March 31

(8) Account Auditors
Ernst & Young ShinNihon will be the account auditors at the establishment of the joint-holding company.

(9) Estimated business results
Estimated business results are not concrete at this moment, and will be disclosed as they are confirmed.

(Reference) Company profiles at the time of the stock transfer

(1) Trading name	INPEX CORPORATION	Teikoku Oil Co., Ltd.
(2) Main Business	Exploration, development, production, distribution of crude oil and natural gas and investment in such company	Exploration, development, production, distribution of crude oil and natural gas
(3) Established	February 1966	September 1941
(4) Headquarters	4-1-18 Ebisu, Shibuya-ku, Tokyo, Japan	1-31-10, Hatagaya, Shibuya-ku, Tokyo, Japan
(5) Representative	Naoki Kuroda, President & Represenitive Director	Masatoshi Sugioka, President & Represenitive Director
(6) Capital	29,460 million yen (As of March 31,2005)	19,579 million yen (As of December 31, 2004)
(7) Shares outstanding	Common Stock: 1,919,832.75 shares Special Class Share: 1 share (As of March 31,2005)	306,130,000 shares (As of December 31, 2004)
(8) Shareholders' equity	411,295 million yen (As of March 31,2005, consolidated basis)	165,936 million yen (As of December 31,2004, consolidated basis)
(9) Total assets	779,227 million yen (As of March 31,2005, consolidated basis)	240,513 million yen (As of December 31,2004, consolidated basis)
(10) Fiscal year end	March 31	December 31
(11) Employees	387 (As of March 31,2005, consolidated basis)	1,331 (As of December 31,2004, consolidated basis)
(12) Principal business partners	Major domestic utility/gas companies[1] Major domestic oil wholesale companies and refining companies, etc.	Tokyo Gas Co., Ltd. Idemitsu Kosan Co., Ltd. Japan Energy Corporation
(13) Major shareholders and shareholding ratios	Minister of Economy, Trade and Industry[2] 36.06% Japan Petroleum Exploration Co., Ltd. 12.93% Mitsubishi Corporation 9.88% Mitsui Oil Exploration Co.,Ltd. 9.21% The Master Trust Bank of Japan, Ltd. (Trust Account) 2.89% (As of March 31, 2005)	Nippon Oil Corporation 16.48% Japan Trustee Services Bank, Ltd. 10.93% Japan Energy Corporation 5.11% Sumitomo Mitsui Banking Corporation 4.89% The Master Trust Bank of Japan, Ltd. 4.22% (As of December 31, 2004)
(14) Main banks	Japan Bank for International Cooperation, Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.	Development Bank of Japan, Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank, Ltd.

(15) Relationships between the two companies	Capital	INPEX holds 49,000 common shares of Teikoku.
	Personnel	None
	Trading	None

1. Supplied as LNG through Pertamina to major domestic utility/gas companies.
2. Shares were held by Japan National Oil Corporation as of March 31, 2005. However, following the dissolution of Japan National Oil Corporation on April 1, 2005, all common shares held by Japan National Oil Corporation were transferred to the Minister of Economy, Trade and Industry effective from the date of Japan National Oil Corporation's dissolution.

Consolidated business results for the three most recent business years

	INPEX CORPORATION			Teikoku Co., Ltd.		
Fiscal year ending	March 2003	March 2004	March 2005	December 2002	December 2003	December 2004
Net sales (millions of yen)	201,533	218,831	478,586	73,630	78,498	84,032
Operating income (millions of yen)	97,270	93,876	268,662	7,296	8,739	13,533
Ordinary income (millions of yen)	70,050	94,773	258,631	10,744	11,158	16,523
Net income (millions of yen)	27,911	34,781	76,493	5,233	6,796	9,276
EPS (yen)	47,178.51	58,838.76	40,255.92[1]	17.11	22.09	30.22
Dividend per share (yen)	10,000	10,000	4,000[1]	6	6	7.5
Shareholders' equity per share (yen)	430,169.19	471,826.00	214,163.98[1]	444.90	512.18	543.62

1. INPEX split each share of its common stock into three shares on May 18, 2004.

- END -

Disclaimer

This press release includes forward-looking statements that reflect the plans and expectations of INPEX and Teikoku in relation to the integration described above and the benefits resulting from it. These forward-looking statements are based on the current assumptions and beliefs of INPEX and Teikoku in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors, and may be affected by such risks, uncertainties and other factors. Such risks, uncertainties and other factors include, without limitation, the following:

- Changes in the relationship between the post-integration INPEX/Teikoku group (the "Group") with the governments of the countries or regions in which it will conduct business
- Changes in the Japanese government's energy policy and the Group's role within it
- Changes in prices or demand for crude oil and natural gas the Group will produce
- The risks of increased costs to develop and apply exploration, development, production and related technologies, and the uncertainty of such technologies producing expected results

INPEX and Teikoku have no obligation to update publicly any forward-looking statements after the date of this press release.

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."